Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Grant of Stock Options and/or Performance Share Units to the Eligible Employees under the Tata Motors Limited Share-based Long Term Incentive Scheme 2021 (‘TML SLTI Scheme 2021’ / ‘the Scheme’)

Mumbai, October 8, 2021: We would like to inform you that pursuant to the authority granted by the Members at the Seventy-Sixth Annual General Meeting of the Company held on July 30, 2021, the Nomination and Remuneration Committee (“NRC”) of the Board of Directors at its meeting held today i.e. October 7, 2021 has approved grant of 8,76,210 Stock Options and 9,64,614 Performance Share Units in aggregate, to the Eligible Employees of the Company under the Scheme. The details of the aforesaid grant are reproduced below as Annexure A.

This is for the information of the Exchange and the Members.

Annexure A

Sr. No.	Particulars	Details
a)	Brief details of options granted	In aggregate 8,76,210 Stock Options (Options) and 9,64,614 Performance Share Units (PSUs) have been granted to the eligible employees, details hereunder:
		Particulars	Grant of Options	Grant of PSUs
		No. of Employees in aggregate	22	255
		No. of Options / PSUs in aggregate	8,76,210	9,64,614
b)	Whether the scheme is in terms of SEBI (SBEB) Regulations, 2014 (if applicable)	The Scheme is in compliance with the SEBI (Share Based Employee Benefits) Regulations, 2014.
c)	Total number of shares covered by these options	The said PSUs/Options carry right to apply for equivalent number of Ordinary Shares of the Company of the face value of ₹2 each subject to the terms and conditions of vesting mentioned in the Scheme.
d)	Pricing Formula

•The Exercise Price for PSUs: Exercise Price shall be ₹2/- per PSU, i.e. at the face value of the underlying Ordinary Share of the Company.

•The Exercise Price for Option: Exercise Price shall be ₹338/-

i.e. equivalent to closing market price of the Company’s Ordinary Shares on the National Stock Exchange of India

Limited on June 22, 2021 (one day prior to the Board Meeting date for approving the Scheme).

e)	Options vested

PSUs and/or Options granted under TML SLTI Scheme 2021 would vest within a maximum period of 3 (three) years but after minimum 1(one) year from the date of grant of such PSUs and/or Options, respectively.

f)	Time within which option may be exercised

The Exercise Period would commence from the date of vesting of PSUs and/or Options and will expire at the end of twelve months from the date of vesting of PSUs and/or Options respectively. NRC may extend the Exercise Period by a further period of two years, as it may deem fit.

g)	Options Exercised	N.A
h)	Money realized by exercise of options	N.A.
i)	Total number of shares arising as a result of exercise of option	N.A
j)	Options lapsed	N.A
k)	Variation of terms of options	N.A
l)	Brief details of significant terms

(i) Total number of PSUs and/or Options to be granted

•The total number of Performance Share Unites (PSUs) to be granted under the Scheme: Not exceeding 75,00,000 in aggregate, that would entitle the grantees to acquire, in one or more tranches, not exceeding 75,00,000 Ordinary Shares of the

Company of the face value of ₹2/- each fully paid up representing 0.198% of the issued share capital of the Company.

Eligible Employees for PSUs: Whole-time Directors and employees of the Company and wholly-owned subsidiaries (‘WOS’) as defined under the Scheme in the levels of LC, L1, L2 and L3 and its equivalent to the Company, on the grant date for PSUs.

•The total number of Options to be granted under the Scheme: Not exceeding 14,00,000 in aggregate, that would entitle the grantees to acquire, in one or more tranches, not exceeding 14,00,000 Ordinary Shares of the Company of the face value of

₹2/- each fully paid up representing 0.037% of the issued share capital of the Company.

Eligible Employees for Options: Whole-time Directors and employees of the Company and WOS as defined under the Scheme in the levels of LC and L1 and its equivalent to the Company and employees falling in the above level by way of new appointments or promotions, on the grant date for Options.

(ii)Requirements of vesting and period of vesting:

The PSUs and/or Options shall vest in employees subject to continuing employment with the Company / WOS / Associate Company (as defined in the Scheme) on the Company achieving these performance matrices viz. Market share, EBIT and Free Cash Flows as per the Company’s Standalone financials. The Nomination and Remuneration Committee would determine the said matrices, detailed terms and conditions relating to such vesting including the proportion in which PSUs and/or Options granted would vest.

(iii)The maximum number of Ordinary Shares that may be issued/allotted pursuant to exercise of PSUs and/or Options granted to an Eligible Employee, in aggregate, shall not exceed 3,47,000 Ordinary Shares of the Company of the face value of

₹2/- each fully paid-up representing 0.009% of the issued share capital, for each year of the Scheme.

(iv)The Scheme shall be implemented and administered directly by the Company.

m)	Subsequentchangesor cancellation or exercise of such options	N.A
n)	Diluted earnings per share pursuant to issue of equity shares on exercise of options.

Options/PSUs are dilutive when they result in the issue of ordinary shares for less than the average market price of ordinary shares during the period. Based on the market price as on date, these are not considered to be dilutive.

Ends

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.